SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

November 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Claire DeLabar
Robert Littlepage

Re:	Sify Technologies Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2024
Response dated October 17, 2024
File No. 000-27663

Dear Ms. DeLabar and Mr. Littlepage,

Sify Technologies Limited (the “Company”) received the letter dated October 29, 2024, from the staff members of the Securities and Exchange Commission (the “Staff”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”).

On November 12, 2024, Sify requested an extension to provide its response by no later than November 26, 2024. As communicated to the Staff orally, the Company hereby requests an additional extension to the deadline for responding to the letter, to enable the necessary internal review related to the Company’s response. The Company will provide its response to the letter as soon as possible, in any event no later than December 10, 2024.

As communicated orally to the Staff, we are also providing some additional information with respect to the Compulsorily Convertible Debentures (“CCDs”) issued by Sify Infinit Spaces Limited, as set forth below.

Sify Infinit Spaces Limited (“SISL”), a wholly owned subsidiary of the Company, issued the following CCDs through two separate Debenture Subscription Agreements (DSA):

1.           CCDs issued to Kotak Special Situation Fund (“KSSF”) amounting to Rs.4,000 million, issued pursuant to the DSA, dated November 1, 2021 (as filed with the Securities Exchange Commission pursuant to the Form 6-K dated November 2, 2021); and

2.           CCDs issued to Kotak Data Center Fund (“KDCF”) amounting to Rs.6,000 million, issued pursuant to the DSA, dated July 20, 2023 (as filed with the Securities Exchange Commission pursuant to the Form 6-K dated July 21, 2023).

While the CCDs issued to KSSF are backed by a put option agreement entered into with the Company, the CCDs issued to KDCF are not backed by any such put option agreement.

Terms and conditions of CCDs subscribed by KDCF:

1.           The investment from KDCF was made by subscribing to two series viz., Series 4 for Rs.4,800 million and Series 5 for Rs.1,200 million. These CCDs carry a coupon rate of 6% per annum which is charged as an expense on the Company’s Income Statement.

2.           The CCDs shall be fully, mandatorily, compulsorily and automatically converted into equity shares, upon the earlier of:

a. March 31, 2033, without any act or application by KDCF; or

b. The filing by SISL of a prospectus with the Securities Exchange Board of India or for any alternate listing or the ROC or any stock exchange in relation to an initial public offering of the equity shares of SISL; or

c. At any time as required by KDCF prior to March 31, 2033.

3.           SISL will convert the CCDs into equity shares based on the below conversion ratio:

a. Series 4 CCDs – The conversion ratio is fixed at 0.5434 per CCD; and

b. Series 5 CCDs – The conversion ratio will be fixed by a formula based on (i) SISL’s operating performance as represented by a multiple of SISL’s EBITDA for the financial year 2024-25, (ii) SISL’s net debt and (iii) the total number of shares outstanding on the applicable closing date. The number of shares to be issued for Series 5 CCD is determined by subtracting the number of shares issued for Series 4 from the total number of shares to be issued as arrived above.

4.           Other operating provisions in the DSA are similar to the provisions in the DSA signed with KSSF.

Accounting treatment applied by the Company:

1.           The Company has classified the Series 4 CCDs (Rs.4,800 million) as Equity in its Consolidated Financial Statements for the year ended March 31, 2024, as the twin conditions as laid out in Para 16 of IAS 32 are satisfied:

i       The instrument does not include any contractual obligation to deliver cash or another financial asset or to exchange financial assets / liabilities under conditions which are potentially unfavourable.

ii      The instrument will be settled in the Company’s own equity instruments and for fixed number of shares.

2.          The Company has classified the Series 5 CCDs (Rs.1,200 million) as a Financial Liability in the Consolidated Financial Statements for the year ended March 31, 2024, although the instrument does not have any contractual obligation to deliver cash or any financial asset and the instrument will be settled in the Company’s own equity instruments, the fixed number of equity shares to be issued upon conversion is not determined as of March 31, 2024. This will be reclassified as Equity once the fixed number of shares for conversion is determined based on the performance of SISL for the FY 2024-25.

Evaluation of Compound Financial Instrument:

CCDs issued by SISL carry a coupon rate of 6%, which the Company believes is in line with the market rate for instruments issued without an associated equity component.

Therefore, as per Para 31 and 32 of IAS 32 and by applying the guidance provided in IE Example 9, the entire fair value of the compound financial instrument was determined to be the carrying value of Financial Liability at the time of initial recognition as no residual value was left to be assigned to equity.

This component of Financial Liability is classified separately in accordance with Para 15 of IAS 32. The definitions in Para 11 are applied to determine whether the financial instrument is an equity rather than a financial liability based on the substance of the contractual arrangement.

As per Para 16 of IAS 32, an instrument is classified as equity if both the below mentioned conditions are met:

1.           The instrument does not include any contractual obligation to deliver cash or another financial asset or to exchange financial assets / liabilities under conditions which are potentially unfavourable.

2.           The instrument will be settled in the Company’s own equity instruments and for fixed number of shares.

For the reasons discussed above, the Series 4 CCDs are treated as equity in their entirety and the Series 5 CCDs are treated as a Financial Liability in the Company’s Consolidated Financial Statements.

Thank you for your consideration in reviewing the above request and explanation. If you have any additional questions or comments regarding the Annual Report, please feel free to contact the undersigned.

Sincerely,

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer
Sify Technologies Limited
Chennai
India